Beta FinTech Holdings Limited

VIA EDGAR

September 26, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn:	James Lopez
Todd Schiffman

Re:	Beta FinTech Holdings Limited Registration Statement on Form F-1, as amended Initially Filed on June 4, 2025 File No. 333-287759

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Beta FinTech Holdings Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on September 30, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Xianxin Xiang
Xianxin Xiang
Chief Executive Officer

cc:	Loeb & Loeb LLP